

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Jonathan Ledecky
Chief Operating Officer
Northern Star Investment Corp. II
405 Lexington Avenue, 44th Floor
New York, NY 10174

      **Re: Northern Star Investment Corp. II**
          **Preliminary Proxy Materials**
          **Filed November 22, 2022**
          **File No. 001-39929**

Dear Jonathan Ledecky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance

cc:    Jeffrey M. Gallant